Exhibit 99.1

China Yuchai International Announces Unaudited
2026 First Half-Year Financial Results

SINGAPORE, Singapore — August 7, 2026 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai International” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), announces today its unaudited consolidated financial results for the first half-year ended June 30, 2026 (“1H 2026”). The financial information presented herein for 1H 2026 and the first half-year of 2025 (“1H 2025”) is reported using the IFRS Accounting Standards as issued by the International Accounting Standards Board.

Financial Highlights for 1H 2026

• Revenue increased by 13.9% to RMB 14.7 billion (US$2.2 billion) compared with RMB 12.9 billion in 1H 2025;
• Gross profit increased by 36.5% to RMB 2.5 billion (US$368.7 million) compared with RMB 1.8 billion in 1H 2025. Gross margin was 17.1% in 1H 2026 compared with 14.3% in 1H 2025;

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Operating profit increased by 58.9% to RMB 988.2 million (US$145.1 million) compared with RMB 621.7 million in 1H 2025;
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Profit for the period increased by 57.4% to RMB 841.8 million (US$123.6 million) compared with RMB 534.8 million in 1H 2025;
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Profit attributable to CYD shareholders rose by 53.2% to RMB 560.6 million (US$82.3 million) compared with RMB 365.8 million in 1H 2025;

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Basic earnings per share were 53.2% higher at RMB 14.94 (US$2.19) compared with RMB 9.75 in 1H 2025. Diluted earnings per share were RMB 14.81 (US$2.17) in 1H 2026;
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Total number of engines sold increased by 10.9% to 277,684 units compared with 250,396 units in 1H 2025.

Revenue was RMB 14.7 billion (US$2.2 billion) compared with RMB 12.9 billion in 1H 2025, a 13.9% year-over-year (“YoY”) growth.

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Engine sales reached 277,684 units in 1H 2026, an increase of 10.9% compared with 250,396 units in 1H 2025. This growth was driven by stronger performance in the truck segment, as well as in off‑road applications, particularly construction machinery and marine & power generation.

Total truck engine unit sales were up 20.4% YoY in 1H 2026, outperforming the 5.8% YoY growth in overall commercial truck (excluding gasoline and electric vehicles) sales reported by the China Association of Automobile Manufacturers (“CAAM”) in the same period. Heavy‑duty (“HD”) truck engine unit sales increased by 47.3% YoY, compared with the 13.1% YoY growth in HD truck sales reported by CAAM. Light‑duty (“LD”) truck engine unit sales rose by 23.6%, contrasted with a decline in LD truck sales according to CAAM. Medium‑duty truck engine unit sales also grew 7.9% YoY.

Engine unit sales to off‑road markets increased by 7.7% YoY in 1H 2026. The growth was primarily driven by strong demand in the marine and power generation markets, where engine unit sales increased by 42% YoY. Sales for industrial applications rose by 15.8% YoY, while engine sales for agricultural machinery declined by 18.9% in the same period.

Gross profit increased by 36.5% to RMB 2.5 billion (US$368.7 million), from RMB 1.8 billion in
1H 2025. The increase was mainly due to higher sales volume, better sales mix and reduced warranty expenses. Overall gross margin was 17.1% in 1H 2026 compared with 14.3% in 1H 2025. Increased sales of larger engines enhanced the gross profit margin in 1H 2026 YoY.

Other operating income, net decreased by 32.2% to RMB 150.2 million (US$22.1 million), compared with RMB 221.4 million in 1H 2025. The decrease was mainly attributable to lower government grants, and the absence of technology licensing fees income in 1H 2026 as compared with that of 1H 2025.

Research and development (“R&D”) expenses increased by 24.5% to RMB 593.4 million (US$87.1 million), compared with RMB 476.7 million in 1H 2025, due to higher experimental and personnel costs and a lower level of capitalized project costs. Total R&D expenditures, including capitalized costs, were RMB 622.5 million (US$91.4 million), representing 4.2% of revenue in 1H 2026, as compared to RMB 551.7 million and 4.3% of revenue in 1H 2025.

Selling, general and administrative (“SG&A”) expenses increased by 12.2% to RMB 1.1 billion (US$158.5 million), from RMB 962.5 million in 1H 2025. This increase was driven by higher personnel expenses and legal, professional & consultancy fees compared with 1H 2025. SG&A expenses represented 7.4% of revenue for 1H 2026 compared with 7.5% of revenue in 1H 2025.

Operating profit increased by 58.9% to RMB 988.2 million (US$145.1 million), compared to RMB 621.7 million in 1H 2025. The operating margin increased to 6.7%, in contrast with 4.8% in 1H 2025. Higher operating profit and operating margin were achieved by increased sales and gross margin combined with controlled growth in operating expenses.

Finance costs decreased by 16.0% to RMB 27.0 million (US$4.0 million), compared with RMB 32.2 million in 1H 2025, primarily due to reduced term loans during the period.

The share of financial results of the associates and joint ventures grew by 56.2% to a profit of
RMB 95.9 million (US$14.1 million), compared with RMB 61.4 million in 1H 2025. The increase was mainly driven by higher profits at MTU Yuchai Power Company Limited (“MTU JV”).

Income tax expense increased by 85.3% to RMB 215.3 million (US$31.6 million), compared with RMB 116.2 million in 1H 2025, primarily due to higher profits and the utilization of deferred tax assets. The effective income tax rate increased to 20.4% compared with 17.8% in 1H 2025.

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Net profit attributable to equity holders of the Company increased by 53.2% to RMB 560.6 million (US$82.3 million), compared with RMB 365.8 million in 1H 2025.

Basic earnings per share were RMB 14.94 (US$2.19) compared with RMB 9.75 in 1H 2025, both based on a weighted average of 37,518,322 shares. Diluted earnings per share were RMB 14.81 (US$2.17) based on a weighted average of 37,845,508 shares, compared with RMB 9.75 based on a weighted average of 37,518,322 shares in 1H 2025. The Company adopted the China Yuchai International Limited 2025 Equity Incentive Plan with a duration of 10 years, and granted share options in August 2025 and December 2025 respectively, with a total of 820,000 share options granted as of December 31, 2025. No comparable share options were granted in 1H 2025.

Balance Sheet Highlights as at June 30, 2026

•	Cash and bank balances were RMB 8.1 billion (US$1.2 billion) compared with RMB 7.9 billion at the end of 2025;
•	Trade and bills receivables were RMB 14.1 billion (US$2.1 billion) compared with RMB 11.0 billion at the end of 2025;
•	Inventories were RMB 5.8 billion (US$844.5 million) compared with RMB 5.6 billion at the end of 2025;
•	Trade and bills payables were RMB 13.2 billion (US$1.9 billion) compared with RMB 11.6 billion at the end of 2025;
•	Short-term and long-term loans and borrowings were RMB 1.4 billion (US$210.1 million) compared with RMB 2.0 billion at the end of 2025.

Mr. Weng Ming Hoh, President of China Yuchai International, commented, “Our revenue witnessed a 13.9% YoY increase to RMB 14.7 billion (US$2.2 billion), with a 10.9% YoY increase in unit sales to 277,684 units. Our higher sales of larger engines improved both our average selling price and profitability as our diluted earnings per share grew by 51.9% to US$2.17.”

“For 1H 2026, our marine and power generation business recorded strong growth, with unit sales rising 42% YoY to 44,544 units. Sales to AI data centers by the MTU JV and Yuchai’s own brand totaled approximately 1,800 units.”

“We continued to introduce new innovative products in 1H 2026. Commercial minibuses equipped with Yuchai’s YCY24-65kW Flywheel Range Extender System (YC-FRS) were launched in Hong Kong. This new technology seamlessly integrates flywheel, engine crankshaft and alternator into a single unit designed for city transportation vehicles.”

“We acquired a 27.97% equity interest in Nanyue Fuel Injection Systems Co., Ltd (previously known as Nanyue Diankong (Hengyang) Industrial Technology Company Limited) (“NYDK”) and became the second-largest shareholder of NYDK. We entered into a concerted action agreement with the largest shareholder of NYDK and secured operational control over NYDK. NYDK is a national high-tech and industry leader specializing in fuel injection systems covering common rail systems, unit pumps and mechanical pumps. This acquisition helps secure the supply of our key powertrain components.”

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“At the end of June 2026, cash and bank balances totaled approximately US$1.2 billion, despite lower borrowings. Our solid financial position continues to empower Yuchai’s ongoing investment in new product development, and further establishment of our presence in selected international markets to support future growth. To enhance shareholder returns, a cash dividend of US$0.87 per ordinary share for 2025 was paid in July 2026, compared with US$0.53 per ordinary share for 2024, paid in 2025,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8109 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2026. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2026 or at any other date.

Unaudited 1H 2026 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 7, 2026. The call will be hosted by the President and Chief Financial Officer of China Yuchai International, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results of the Company followed by a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register-conf.media-server.com/register/BIc272d6a9866e4edf9de866564468c2d6 at least one hour before the scheduled start time. A reply email will be sent with instructions and phone numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International, through its principal operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), is one of the leading powertrain solutions manufacturers in China. Founded in 1951, Yuchai maintains a reputable brand name, a strong research and development team, and a significant market share in China. Yuchai specializes in the design, manufacture, and sale of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural machinery, and marine and power generation applications. It delivers a comprehensive portfolio of powertrain solutions, spanning traditional diesel and natural gas engines to alternate fuels and new energy products, including pure electric, range extenders, hybrid, and fuel cell systems. Through an extensive network of regional sales offices and authorized customer service centers, Yuchai distributes engines directly to auto OEMs and distributors while providing after-sales services across China and globally. In 2025, Yuchai sold 461,309 engines and reported total revenue of RMB 24.6 billion. For more information, please visit http://www.cyilimited.com.

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Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai International's and the joint ventures’ operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai International cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in the Company's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai International specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

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